UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

Pet DRx Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

715813101

(CUSIP Number)

Zubeen Shroff

Claudius IV, L.L.C.

680 Washington Boulevard, 11th Floor

Stamford, CT 06901

Telephone (203) 653-6400

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

January 4, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 715813101

1	NAME OF REPORTING PERSON
Claudius IV, LLC
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
80-0036714

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	________________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	4,184,410
WITH	________________________________________________
9	SOLE DISPOSITIVE POWER
0
________________________________________________
10	SHARED DISPOSITIVE POWER
4,184,410
________________________________________________

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,184,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.8%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No. 715813101

1	NAME OF REPORTING PERSON
Galen Partners IV, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
02-0545037

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	DE

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	_______________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	3,876,430
WITH	_______________________________________________
9	SOLE DISPOSITIVE POWER
0
_______________________________________________
10	SHARED DISPOSITIVE POWER
3,876,430

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,876,430

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 715813101

1	NAME OF REPORTING PERSON
Galen Partners International IV, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
13-4221160

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	________________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	307,980
WITH	________________________________________________
9	SOLE DISPOSITIVE POWER
0
________________________________________________
10	SHARED DISPOSITIVE POWER
307,980

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

307,980

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.3%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 715813101

1	NAME OF REPORTING PERSON
Galen Employees Fund IV, L.P.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
90-0009284

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	USA

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	________________________________________________
OWNED BY EACH	8	SHARED VOTING POWER
REPORTING PERSON	5,973
WITH	________________________________________________
9	SOLE DISPOSITIVE POWER
0
________________________________________________
10	SHARED DISPOSITIVE POWER
5,973

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,973

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
.03%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common stock, par value $.0001 per share (“Common Stock”) of Pet DRx Corporation (f/k/a Echo Healthcare Acquisition Corp.) (the “Issuer”). The principal executive office of the Issuer is at 215 Centerview Drive, Building III, Suite 360, Brentwood, TN 37027.

Item 2. Identity and Background

Reporting Persons: This statement is being filed by Claudius IV, L.L.C. (“Claudius”), Galen Partners IV, L.P. (“Partners”), Galen Partners International IV, L.P. (“International”) and Galen Employee Fund IV, L.P. (“Employee Fund”), (collectively, the “Reporting Persons”).

Other Related Persons: The managing members of Claudius are Zubeen Shroff, a director of the Issuer, Bruce Wesson, L. John Wilkerson and David Jahns (collectively, the “Related Persons”). Wesson Enterprises, Inc., which is controlled by Mr. Wesson, is the general partner of Employee Fund.

Business Office: The office of the principal business office of each of the Reporting Persons and the Related Persons is: 680 Washington Boulevard, 11th Floor, Stamford, CT 06901.

Principal Business: The principal business of Partners, International and Employee Fund is to invest in securities. The principal business of Claudius is to serve as the investment manager of Partners and International. The principal business of Wesson Enterprises is to serve as the general partner of venture capital funds. The principal occupation of each of each of the Related Persons who is a natural persons is to function as a venture capitalist.

Five Year Information: During the five years prior to the date hereof, none of the Reporting Persons or related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship: Claudius is a limited liability company organized under the laws of Delaware. Partners, International and Employee Fund are limited partnerships organized under the laws of Delaware. Messrs. Shroff, Wesson, Wilkerson and Jahns are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The securities beneficially owned by the Reporting Person were issued in connection with the merger of a wholly-owned subsidiary of the Issuer with and into XLNT Veterinary Care, Inc. (“XLNT”) on January 4, 2008 (the “Merger”) pursuant to the Second Amended and Restated Agreement and Plan of Merger dated as of October 23, 2007 (the

“Merger Agreement”) in exchange for securities of XLNT. At the effective time of the Merger (the “Effective Time”), XLNT became a wholly-owned subsidiary of the Issuer and the Issuer changed its name from Echo Healthcare Acquisition Corp. to Pet DRx Corporation.

No part of the purchase price of the securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4. Purpose of Transaction.

The securities were acquired for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as set forth pursuant to the agreements described in Item 6 below, none of the Reporting Persons or Related Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The following information is based on 23,511,969 shares of Common Stock outstanding according to the Issuer’s report on Form 8-K filed on January 10, 2008, as adjusted in each case by the number of shares which may be acquired in the following 60 days.

(a) Claudius may be deemed to beneficially own 4,122,434 shares and warrants to acquire 61,976 shares held of record by Partners and International, representing 17.8% of the shares outstanding. Of those shares, Partners beneficially owns 3,819,015 shares and a warrant to acquire 57,415 shares, representing 16.4% of the shares outstanding and International beneficially owns 303,419 shares and a warrant to acquire 4,562 shares, representing 1.3% of the shares outstanding. Employee fund beneficially owns 5,885 shares and a warrant to acquire 88 shares, representing .03% of the shares outstanding. Mr Shroff holds presently exercisable options to acquire 5,204 shares of Common Stock, representing .02% of the outstanding shares. The foregoing numbers do not include the shares beneficially owned by the other signatories to the Board Voting Agreement and the Co-Sale Agreement described in Item 6. The Reporting

Persons disclaim beneficial ownership of such shares. The aggregate voting power of the signatories to the Board Voting Agreement (assuming the exercise of all warrants and options that are exercisable in the next 60 days) is 14,735,136 shares or 59.3% of the 24,855,754 shares that would be outstanding if all such options and warrants were exercised. The aggregate number of shares beneficially owned by the signatories to the Co-Sale Agreement is 7,706,068 shares, or 32.8% of the shares outstanding.

(b) None of the Reporting Persons has sole power to vote or direct the disposition of any shares. Claudius shares voting and dispositive power over 3,876,430 shares with Partners and 307,980 shares with International. Employee Fund shares voting and dispositive power over 5,973 shares with Mr. Wesson.

(c) Except as set forth in Item 3 above, none of the Reporting Person has effected any transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities

In connection with the closing of the Merger, certain stockholders, including the Reporting Persons, executed a Board Voting Agreement with the Issuer pursuant to which the stockholders have agreed that for the three years following the effective time of the Merger, they will each vote shares beneficially owned by them for the election to the Issuer’s Board of Directors of (a) Robert Wallace, for so long as Mr. Wallace is serving as the chief executive officer of the Issuer or owns two percent or more of the Issuer’s fully diluted shares of Common Stock, (b) four designees named by the stockholder representatives designated by the former stockholders of XLNT pursuant to the Merger Agreement (five in the event Mr. Wallace is no longer serving as a director), one of whom shall be the designee of Galen Partners IV LP or its affiliates and shall serve as the Issuer’s non-executive Vice Chairman, and (c) four designees named by Echo Healthcare Acquisition Corp.’s initial stockholders, who shall include Gene Burleson (who shall serve as the non-executive chairman of the Issuer’s Board of Directors).

In connection with the closing of the Merger, the Reporting Persons agreed to place 412,832 shares of Common Stock received pursuant to the Merger into escrow to satisfy any indemnification claims that may be asserted by the Issuer. On the earlier of the date that is (i) 90 calendar days following the receipt by the Issuer of the final results of the audit of its consolidated operations for the year ended December 31, 2007 and (ii) the 18 month anniversary of the Effective Time, pursuant to the terms of such agreement, any shares of Common Stock remaining in the escrow account will be released, pro rata, to the persons who held shares of XLNT common stock immediately prior to the Effective Time less any shares which represent the estimated value of any then pending claims for indemnification.

The founding stockholders of Echo Healthcare Acquisition Corp. and certain significant former XLNT stockholders, including the Reporting Persons, have entered into lock-up agreements pursuant to which such stockholders have agreed not to sell or otherwise transfer shares of Common Stock for a period of 180 days following the Effective Time, subject to the terms and conditions of such lock-up agreements (the lock-up agreement with the Reporting Persons is referred to herein as the “Lock-Up Agreement”).

Pursuant to a co-sale agreement dated as of September 11, 2006 and effective as of the consummation of the Merger (the “Co-Sale Agreement”), certain former stockholders of XLNT, including the Reporting Persons, have agreed not to transfer, during a specified restricted period, any shares of Common Stock received as a result of the Merger at the closing, subject to certain exceptions. Beginning 181 days after the consummation of the Merger, the transfer restrictions will not apply if the Common Stock is trading at $9.00 or more per share for the previous twenty consecutive trading days. The stockholders who are parties to the Co-Sale Agreement may also transfer shares of Common Stock in privately negotiated transactions beginning 181 days after the consummation of the Merger provided that the transferring stockholder provides the other stockholders who have signed the Co-Sale Agreement the opportunity to participate in such privately negotiated transaction on the same terms and conditions.

The restricted period under the Co-Sale Agreement commenced on the consummation of the Merger and will terminate 18 months after the consummation of the Merger, or if the Issuer shall earlier have the right to redeem its public warrants issued in connection with Echo Healthcare Acquisition Corp.’s initial public offering, the date specified for such redemption. If a stockholder who is a party to the Co-Sale Agreement participates in an underwritten public offering of Common Stock, the restricted period shall terminate with respect to that stockholder. In addition to the foregoing, in the event that any of the shares of Common Stock issued to Echo Healthcare Acquisition Corp.’s founding stockholders held in escrow in connection with Echo Healthcare Acquisition Corp.’s initial public offering are released from escrow, then the securities held by each stockholder that is a party to the Co-Sale Agreement will be released from the Co-Sale Agreement on the same schedule.

Under the terms of the Merger Agreement, the Issuer has agreed to enter into a registration rights agreement with former affiliates of XLNT, including the Reporting Persons, pursuant to which the Company will agree to register the Common Stock held by such persons for resale under the Securities Act of 1933, as amended, under the terms and conditions set forth in such agreement.

The foregoing descriptions of the Board Voting Agreement, the Lock-Up Agreement and the Co-Sale Agreement are qualified in their entirety by reference to the Board Voting Agreement, the form of the Lock-Up Agreement and the Co-Sale Agreement, copies of which are filed as exhibits to the Issuuer’s report on Form 8-K filed on January 10, 2008.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed herewith:
Exhibit 1 – Joint Filing Agreement
Exhibit 2 - Power of Attorney regarding Schedule 13D filings.

Exhibit 3 - Board Voting Agreement dated as of January 4, 2008 by and among the Issuer and certain stockholders named on the signature pages thereof (incorporated by reference to Exhibit 10.20 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008)

Exhibit 4 - Form of Lock-Up Agreement entered into by and between the Issuer and certain of XLNT’s significant stockholders (incorporated by reference to Exhibit 10.40 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008)

Exhibit 5 - Co-Sale Agreement by and among the Issuer and the certain stockholders named on signature pages thereof dated September 11, 2006 (incorporated by reference to Exhibit 10.38 to the Issuer’s Form 8-K (SEC File No. 000-51596) filed on January 10, 2008).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

CLAUDIUS IV, LLC

By:/s/ David W. Jahns

David W. Jahns, Managing Member

GALEN PARTNERS IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN PARTNERS INTERNATIONAL IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN EMPLOYEES FUND IV, L.P.

By: Wesson Enterprises, Inc.

By:/s/ Bruce F. Wesson

Bruce F. Wesson, President

*/s/ Stacey L. Bauer
Stacey L. Bauer
As attorney-in-fact

This Schedule 13D was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Atlas Technology Group, Inc.

EXECUTED this 12th day of February, 2008.

CLAUDIUS IV, LLC

By:/s/ David W. Jahns

David W. Jahns, Managing Member

GALEN PARTNERS IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN PARTNERS INTERNATIONAL IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN EMPLOYEES FUND IV, L.P.

By: Wesson Enterprises, Inc.

By:/s/ Bruce F. Wesson

Bruce F. Wesson, President

*/s/ Stacey L. Bauer
Stacey L. Bauer
As attorney-in-fact

This Joint Filing Agreement was executed by on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Stacey L. Bauer, Zubeen Shroff and David W. Jahns, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 18th day of January, 2008.

GALEN PARTNERS IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN PARTNERS INTERNATIONAL IV, L.P.

By: Claudius IV, LLC Its General Partner

By:/s/ Zubeen Shroff

Zubeen Shroff, Managing Member

GALEN EMPLOYEES FUND IV, L.P.

By: Wesson Enterprises, Inc.

By:/s/ Bruce F. Wesson

Bruce F. Wesson, President

CLAUDIUS IV, LLC

By:/s/ David W. Jahns

David W. Jahns, Managing Member